NO ACT

P.E.
11/11/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14008608

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-2-14

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated November 11, 2014

Dear Mr. Wirtz:

This is in response to your letter dated November 11, 2014 concerning the shareholder proposal submitted to AT&T by Harold G. Plog. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Harold G. Plog
*** FISMA & OMB Memorandum M-07-16***

December 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated November 11, 2014

The proposal relates to the presentation of management proposals.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

November 11, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal Submitted by Harold Plog

Dear Sir or Madam:

This letter and the accompanying material are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal (the "Proposal") from Harold Plog (the "Proponent" or "Plog") for inclusion in AT&T's 2015 proxy materials. This letter, together with the Proposal and the related correspondence, is being submitted to the Staff via e-mail in lieu of mailing paper copies. For the reasons stated below, AT&T intends to omit the Proposal from its 2015 Proxy Materials.

A copy of this letter and the attachments are being sent concurrently via e-mail to the Proponent advising him of AT&T's intention to omit the proposal from its proxy materials for its 2015 Annual Meeting.

I. The Proposal

On June 12, 2014, AT&T received the Proposal and a cover letter from the Proponent; a copy of which is attached hereto as *Exhibit A*. The Proposal reads as follow:

> *In the interest of corporate transparency and so that shareowners might constitute an effective electorate, be it resolved that the company's proxy solicitations include, along with their recommendations and supporting statements, all opposing opinions, arguments and recommendations considered by the Board of Directors for their recommendation that are material and necessary to the rendering of an informed decision by shareholders. And if there are none, let the Directors each so attest.*

II. Basis for Exclusion: The Proposal May Be Properly Omitted from AT&T's 2015 Proxy Materials Pursuant to Rules 14a-8(b) and (f) Because the Proponent Failed to Provide the Requisite Proof of Ownership.

The Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's explicit and proper request for that information pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, the Proponent's submission failed to include verification from a Depository Trust Company ("DTC") participant of the Proponent's ownership for at least one year as of the date the Proponent submitted the Proposal, and the Proponent did not properly respond to the Company's deficiency notice identifying these defects.[1]

III. Background

The Proponent submitted the Proposal to the Company in a letter dated June 9, 2014, which was sent via the U.S. Postal Service with a postmark of June 9, 2014, and received by the Company on June 12, 2014. *See Exhibit A.* The Proponent's submission failed to provide proper verification of the Proponent's ownership of the requisite number of Company shares for at least one year as of June 9, 2014, thc date the Proponent submitted the Proposal.[2] In addition, the Company reviewed its stock records, which indicated the Proponent ceased being a direct registered holder as of May 6, 2014.

On June 23, 2014, which was within 14 days of the date that the Company received the Proposal, the Company sent the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as *Exhibit B*, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, the Proponent was not a record owner;
- the type of statement or documentation necessary from the record holder to demonstrate the Proponent's beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

---

[1] AT&T believes there are other bases for exclusion of the Proposal, including but not limited to those set forth in its letter to the Staff, dated November 22, 2013, regarding a similar proposal from the same Proponent last year. *See AT&T Inc.* (Dec. 23, 2013) (proposal relating to the presentation of management proposals may be properly omitted as ordinary business). However, because the Proponent has not satisfied the eligibility requirements, only the procedural matters are addressed in this letter. AT&T reserves the right to raise additional bases for exclusion.

[2] In Staff legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff stated that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

The Deficiency Notice noted that to be a record holder, a broker or bank must be a DTC participant and provided the DTC website address at which the Proponent could confirm whether a particular broker or bank was a DTC participant. It also contained detailed instructions about how to obtain proof from a DTC participant if the Proponent's own broker or bank is not a DTC participant. Specifically, the Deficiency Notice, following the requirements of Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), stated:

> To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.
>
> If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The Deficiency Notice was delivered to the Proponent on June 23, 2014. *See Exhibit C.* The Proponent responded to the Deficiency Notice on June 24, 2014, attached hereto as *Exhibit D*, stating that the shares were transferred to a brokerage account with T. Rowe Price in early May; however, the response provided no proof of ownership from any DTC participant.

The Company responded to the Proponent on June 25, 2014, (the "Second Deficiency Notice"), attached hereto as *Exhibit E*, again reiterating that a written statement from the record holder of the Proponent's shares verifying requisite ownership must be provided in order to establish eligibility to submit the Proposal:

> Our records indicate that you ceased to be a registered stockholder on May 6, 2014. Therefore, to establish your eligibility to submit your proposal under Rule 14a-8, you must provide us with a written statement from the record holder of your shares verifying that you held the required amount of AT&T shares continuously for the period from May 6, 2014 to and including June 12, 2014. Information as to whether a broker or bank is considered a record holder for purposes of Rule 14a-8 can be found in my letter to you dated June 23, 2014. **Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this message.**

The Proponent received the Company's response on June 25, 2014. *See Exhibit F.* On July 5, 2014, the Proponent sent the Company correspondence which included an attached letter from T.

Rowe Price Brokerage, dated June 27, 2014 (the "T. Rowe Price Letter"), attached hereto as *Exhibit G*, which stated that the Proponent held shares of stock in a brokerage account from May 2, 2014 to June 25, 2014. The entity that provided the correspondence, T. Rowe Price Brokerage, is not on the list of DTC participants that is available on the DTC website[3]. There was no further correspondence from the Proponent.

IV. Analysis

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may properly exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal."

Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of two ways that are provided in Rule 14a-8(b)(2).[4]

On numerous occasions, the Staff has concurred in a company's omission of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Andrea Electronics Corporation* (July 16, 2014) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Andrea's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)").[5]

The Staff recently clarified in SLB 14F that these proof of ownership letters must come from the "record" holder of the proponent's shares, and that only DTC participants are viewed as record holders of securities that are deposited at DTC. SLB 14F further provides:

---

[3] Although we cannot be certain of the identity of the DTC participant through which the Proponent's shares are held, we note the following disclosure on T. Rowe Price's website: "T. Rowe Price Brokerage is a division of T. Rowe Price Investment Services, Inc., member FINRA/SIPC. Brokerage accounts are carried by Pershing LLC, a BNY Mellon company, member NYSE/FINRA/SIPC." http://individual.troweprice.com/public/Retail/Products-&-Services/Brokerage/Choose-an-Account-Type.

[4] *See* Section C.1.a, Staff Legal Bulletin No. 14 (July 13, 2001).

[5] *See also Yahoo! Inc.* (Mar. 24, 2011); *Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (Mar. 30, 2011); *Amazon.com, Inc.* (Mar. 29, 2011); *Alcoa Inc.* (Feb. 18, 2009); *Qwest Communications International, Inc.* (Feb. 28, 2008); *Occidental Petroleum Corp.* (Nov. 21, 2007); *General Motors Corp.* (Apr. 5, 2007); *Yahoo! Inc.* (Mar. 29, 2007); *CSK Auto Corp.* (Jan. 29, 2007); *Motorola, Inc.* (Jan. 10, 2005); *Johnson & Johnson* (Jan. 3, 2005); *Agilent Technologies* (Nov. 19, 2004); *Intel Corp.* (Jan. 29, 2004); *Moody's Corp.* (Mar. 7, 2002).

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

In *Johnson & Johnson* (*Recon.*) (Mar. 2, 2012), the company sent the proponent a timely and proper deficiency notice upon receiving a proof of ownership letter from an investment advisor that was not a DTC participant. The proponent responded with a letter from the same investment advisor stating that it had cleared the shares through a DTC participant. However, the Staff concurred in the exclusion of the stockholder proposal because the proof of ownership did not come in a letter directly from the DTC participant.

The Proponent was required to verify continuous ownership for the one-year period preceding and including the date of submission. The Proponent was the requisite holder of the shares on AT&T's records until May 6, 2014, when he ceased being a registered holder, and needed to show ownership through the date of submission. The T. Rowe Price Letter, dated June 27, 2014, did address the relevant holding period by acknowledging the shares were transferred into the account on May 2, 2014, and were held continuously through June 25, 2014, beyond the date of submission. However, as noted above, T. Rowe Price Brokerage is not a DTC participant according to the DTC website,[6] nor does that list contain any other entity having "T. Rowe Price" in its name, such that it may be an affiliate of the entity that provided the T. Rowe Price Letter.[7] This deficiency is exactly the same that led to the Staff granting no-action relief in *Johnson & Johnson*. Therefore, as was the case in *Johnson & Johnson*, the Proponent in this instance has not satisfied the requirement of Rule 14a-8(b)(2)(i) to provide proof of ownership from a DTC participant.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above, consistent with the guidance provided in SLB 14F and SLB 14G, *see Exhibit B*, and the Second Deficiency Notice. *See Exhibit E.* The records indicate that the Deficiency Notice was delivered to the Proponent on June 23, 3014, *see Exhibit C*, and the Second Deficiency Notice was delivered to the Proponent on June 25, 2014. *See Exhibit F.* As of the date of this letter, which is more than 14 days since the date of delivery of the Second Deficiency Notice, the Company has yet to receive any further correspondence from the Proponent.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not

---

[6] *See http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.*
[7] *See footnote 8, supra.*

provided proof of ownership from a DTC participant that he continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

* * *

Based upon the foregoing analysis, AT&T believes the Proposal may be properly omitted from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



Enclosures

cc: Harold Plog (via e-mail: ***FISMA & OMB Memorandum M-07-16***

Index to Exhibits

Exhibit	**Description**
A	Proposal with cover letter, dated June 9, 2014
B	Deficiency Notice, dated June 23, 2014
C	Return Receipt for Deficiency Notice
D	Proponent Correspondence, dated June 24, 2014
E	Second Deficiency Notice, dated June 25, 2014
F	Return Receipt for Second Deficiency Notice
G	T. Rowe Price Letter, date June 27, 2014

EXHIBIT A

RECEIVED

JUN 12 2014

CORPORATE
SECRETARY'S OFFICE

Harold G Plog

FISMA & OMB Memorandum M-07-16

June 9, 2014

Senior Vice President and Secretary of AT&T
208 S. Akard Street, Suite 3241
Dallas, TX 75202

Re: Proposal of Security Holder Harold G. Plog

I, Harold G Plog, wishing to submit a proposal for company action and shareholder approval for inclusion in the proxy materials for the 2015 Annual Meeting of Stockholders states as required by Securities Exchange Act Rule 14a-8 (Proposals of Security Holders) that I am the joint owner of more than $4000 in value of AT&T common stock held continuously for over one year and that I intend to continue to do so through the date thereof.

Assuming that the preceding satisfies the requirements of Rule 14a-8 imposed upon shareholders wishing to use the proxy method and unable as yet to discern how mine, as has been previously only alleged, is improper or violates any state or federal law or rule where seeking only readily available information pertaining only to matters properly requiring shareholder approval, I submit the proposal and supporting statement below.

In the event it can be persuasively demonstrated that this shareholder proposal must be framed as a request or recommendation rather than a resolution, I request the opportunity to modify my proposal accordingly or as necessary

The Proposal

Towards Corporate Transparency

In the interest of corporate transparency and so that shareowners might constitute an effective electorate, be it resolved that the company's proxy solicitations include, along with their recommendations and supporting statements, all opposing opinions, arguments and recommendations considered by the board of directors for their recommendation that are material and necessary to the rendering of an informed decision by shareholders. And if there are none, let the Directors each so attest.

Supporting Statement

Included in the proxy materials along with shareholder proposals and their supporting statements for company action and shareholder consideration, the company,

Re: Proposal of Security Holder Harold G. Plog (continued)

invariably in opposition, sets forth its opposing views, arguments and recommendations thereby presumably enabling shareholders to make informed judgments regarding the proposal's merit. However, in the case of company proposals, shareholders are given only the pros and the Board's recommendation in favor. Any opposing views, whatever they may be, material and necessary to an informed opinion are not disclosed. This proposal seeks for shareowners those negative views, nothing more but also nothing less, so that they might make more informed decisions in respect of company proposals precisely as the company would have them do in respect of shareholder proposals.

If a matter requires shareholders' approval then they must be provided the wherewithal to make an informed judgment of its merit. Corporate transparency, shareholder democracy and common sense all demand it. In fact, AT&T's special Delaware counsel has persuasively made the case, based on case law, that company boards, in proxy solicitations, are required by their fiduciary duty to disclose, with honesty and candor, **all** information material to an informed decision by the company's shareholders.

It has been previously suggested that implementation of my proposal would require the company's proxy solicitations to: disclose propriety information; cause embarrassment to a directorship nominee or shareowners' confusion; or, force the board to violate its fiduciary duties. Should any of these be a consequence of my proposal then perhaps the company proposal necessitating it should not or, quite probably, need not have been proposed in the first place.

The company, in adamant opposition to previous attempts at submission of this proposal pursuant to SEC Rule 14a-8 has persuasively demonstrated its dislike thereof and has indicated its intention to exclude my proposal should it come before the shareholders' meeting in proxy form and neither I nor my representative were in attendance to again present it. In the event that should be the case, I would remind the company that this proposal is included in the proxy materials pursuant to and in compliance with Rule 14a-8 (Proposals of Security Holders) and according to SEC Division of Corporate Finance Staff's Legal Bulletin No. 14 (on Rule 14a-8), paragraph(C)(4)(a), the company may not require a proposal proponent's representation of intention to appear at the annual meeting of shareholders. Therefore, according to paramount Rule 14a-8 (h)(3) and absent good cause the company **may** only exclude any of my proposals in the **following two years.**



Harold G. Plog
Shareholder/Proponent

H G Plog

FISMA & OMB Memorandum M-07-16

CERTIFIED MAIL



FISMA & OMB Memorandum M-07-16





U.S. POSTAGE PAID
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97475
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AMOUNT
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75202

Phyllis, Spikman



Senior Vice President and Secretary
AT&T
208 S Akard Street, Suite 3241
Dallas, TX 75202

75202$4295 C009



EXHIBIT B

WILSON, PAUL M (Legal)

From:	WILSON, PAUL M (Legal)
Sent:	Monday, June 23, 2014 4:05 PM
To:	Harry Plog ***FISMA & OMB Memorandum M-07-16***
Subject:	AT&T Shareholder Proposal
Attachments:	img-622204819-0001.pdf

Tracking:	**Recipient**	**Read**
	Harry Plog***FISMA & OMB Memorandum M-07-16***	
	LUTHY, KATHERINE J (Legal)	Read: 6/23/2014 4:08 PM

Mr. Plog,

Please see attached letter.

Regards,

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

June 23, 2014

By E-mail To: ***FISMA & OMB Memorandum M-07-16***

Harold G. Plog

FISMA & OMB Memorandum M-07-16

Dear Mr. Plog:

We have received your letter, which was submitted on June 9, 2014, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2015 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

You do not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including June 12, 2014.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if you or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney

EXHIBIT C

LUTHY, KATHERINE J (Legal)

From: WILSON, PAUL M (Legal)
Sent: Monday, June 23, 2014 4:08 PM
To: LUTHY, KATHERINE J (Legal)
Subject: FW: Return receipt
Attachments: ATT00001; AT&T Shareholder Proposal

-----Original Message-----
From: Mail Delivery Subsystem [mailto:MAILER-DAEMON@alpi155.enaf.aldc.att.com]
Sent: Monday, June 23, 2014 4:05 PM
To: WILSON, PAUL M (Legal)
Subject: Return receipt

The original message was received at Mon, 23 Jun 2014 17:04:58 -0400
from localhost [127.0.0.1]

----- The following addresses had successful delivery notifications -----
FISMA & OMB Memorandum M-07-16 (relayed to non-DSN-aware mailer)

----- Transcript of session follows -----
FISMA & OMB Memorandum M-07-16 ·elayed; expect no further notifications

EXHIBIT D

WILSON, PAUL M (Legal)

From: Harry Plog ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, June 24, 2014 9:33 PM
To: WILSON, PAUL M (Legal)
Subject: RE: AT&T Shareholder Proposal

Mr. Wilson:

I own exactly the same number of shares that I agreed in my 2013 proposal submission to ATT to hold through the April 2014 Meeting except that now they are held in street name in my brokerage account with T. Rowe Price (TRP) since early May. A letter or statement re my holdings from TRP can only reflect ownership since then.

If that is insufficient proof of continuous ownership to meet your requirements then I will be obliged to withdraw my submission for the 2015 Meeting.

Please advise.

Harold Plog

From: PW2209@att.com
To: ***FISMA & OMB Memorandum M-07-16***
Subject: AT&T Shareholder Proposal
Date: Mon, 23 Jun 2014 21:04:36 +0000

Mr. Plog,

Please see attached letter.

Regards,
Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
pw2209@att.com

any reading, dissemination, distribution, copying, or other use of this message or its attachments is strictly prohibited. If you have received this message in error, please notify the sender immediately by telephone or by email and delete this message and all copies and backups thereof. Thank you.

EXHIBIT E

WILSON, PAUL M (Legal)

From: WILSON, PAUL M (Legal)
Sent: Wednesday, June 25, 2014 12:35 PM
To: Harry Plog
Subject: RE: AT&T Shareholder Proposal

Mr. Plog,

Our records indicate that you ceased to be a registered stockholder on May 6, 2014. Therefore, to establish your eligibility to submit your proposal under Rule 14a-8, you must provide us with a written statement from the record holder of your shares verifying that you held the required amount of AT&T shares continuously for the period from May 6, 2014 to and including June 12, 2014. Information as to whether a broker or bank is considered a record holder for purposes of Rule 14a-8 can be found in my letter to you dated June 23, 2014. **Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this message.**

Sincerely,
Paul Wilson

From: Harry Plog [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, June 24, 2014 9:33 PM
To: WILSON, PAUL M (Legal)
Subject: RE: AT&T Shareholder Proposal

Mr. Wilson:

I own exactly the same number of shares that I agreed in my 2013 proposal submission to ATT to hold through the April 2014 Meeting except that now they are held in street name in my brokerage account with T. Rowe Price (TRP) since early May. A letter or statement re my holdings from TRP can only reflect ownership since then.

If that is insufficient proof of continuous ownership to meet your requirements then I will be obliged to withdraw my submission for the 2015 Meeting.

Please advise.

Harold Plog

From: PW2209@att.com
To: ***FISMA & OMB Memorandum M-07-16***
Subject: AT&T Shareholder Proposal
Date: Mon, 23 Jun 2014 21:04:36 +0000

Mr. Plog,

Please see attached letter.

Regards,
Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
pw2209@att.com

EXHIBIT F

WILSON, PAUL M (Legal)

From: Mail Delivery Subsystem <MAILER-DAEMON@alpi155.enaf.aldc.att.com>
Sent: Wednesday, June 25, 2014 12:36 PM
To: WILSON, PAUL M (Legal)
Subject: Return receipt
Attachments: ATT00001; RE: AT&T Shareholder Proposal

The original message was received at Wed, 25 Jun 2014 13:35:45 -0400
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FISMA & OMB Memorandum M-07-16 (relayed to non-DSN-aware mailer)

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FISMA & OMB Memorandum M-07-16 relayed; expect no further notifications

EXHIBIT G

From: Harry Plog ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, July 05, 2014 9:34 PM
To: WILSON, PAUL M (Legal)
Subject: Shareholder/Proponent Plog's Proposal
Attachments: Re ATT Proposal.jpg

Mr. Wilson,

Attached(?) is a copy of the letter I finally received confirming ownership of ATT stock in our brokerage account from when it was transferred in on May 2nd through June 12. I will follow up with a hard copy which may not reach you within the two week time frame if week ends and holiday are included. Please advise whether or not this meets your requirements.

Harold Plog

WWW.TROWEPRICE.COM
P.O. Box 17435
Baltimore, Maryland
21297-1435
4515 Painters Mill Road
Owings Mills, Maryland
21117-4903
Toll-free 800-225-7720
Fax 410-581-5129

June 27, 2014

Harold G Plog

FISMA & OMB Memorandum M-07-16

Subject: Confirmation
Brokerage Account ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Plog:

We are writing to follow up on the telephone conversation you recently had with one of our representatives.

Please accept this letter as confirmation of the following:

- On May 2, 2014, 1,870 shares of AT&T Inc. (T) were transferred into your joint tenant Brokerage account shown above.
- As of June 25, 2014, you still held these shares in this account.

If you have any questions, please call a Brokerage representative at 1-800-225-7720.
Representatives are available Monday through Friday from 8 a.m. to 8 p.m. ET.

Sincerely,



Justin Swiger
T. Rowe Price Brokerage
A Division of T. Rowe Price Investment Services, Inc.

Correspondence Number: 02611666

T.RowePrice
INVEST WITH CONFIDENCE